Exhibit 99.1

Ballard Reports Q1 2019 Results

  $16.0M Revenue, ($8.6) Adjusted EBITDA, $165.0M Cash Reserves
  Continued progress on execution of corporate strategy

VANCOUVER, May 1, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2019. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Q1 2019 results were consistent with our expectation for a softer start to the year," said Randy MacEwen, President and CEO. "We delivered revenue of $16.0 million, gross margin of 14% and ending cash reserves of $165.0 million. Together with the Weichai-Ballard JV agreement announced earlier today, our order book and sales pipeline support the Company's 2019 plan and growth into 2020. Importantly, in Q1 we made solid progress in the execution of our corporate growth strategy across key markets."

Mr. MacEwen continued, "We are seeing early signs of internal combustion engine disruption in Heavy and Medium Duty Motive applications, including in bus, commercial truck, rail and marine. We expect fuel cell electric vehicles to offer a compelling zero-emission value proposition for use cases requiring long range, rapid refueling, heavy payload and route flexibility, and where the barriers to hydrogen refueling infrastructure are lowest, such as centralized depot refueling. We see growing interest in the key geographic markets of China, Europe, and California."

Mr. MacEwen stated, "Against a backdrop of positive policy developments in China during the quarter, we continue to execute our China strategy. We made important progress on our collaboration and joint venture with Weichai Power. This work included key development activities on our next-generation stack and module, progress on the establishment of a joint venture facility in Shandong Province and initial technology transfer activities. Our Weichai-Ballard joint venture is setting the stage for a valuable platform in the large China market. We expect additional policy developments in China to promote the adoption of hydrogen fuel cell electric vehicles."

Q1 2019 Financial Highlights

(all comparisons are to Q1 2018 unless otherwise noted)

  Total revenue was $16.0 million in the quarter, a year-over-year decrease of 20% or $4.1 million, primarily the result of lower shipments of membrane electrode assemblies (MEAs) to China and the divestiture of Power Manager assets in October 2018.
  The Power Products platform generated revenue of $6.4 million in the quarter, a decrease of 49% or $6.0 million:
    Heavy Duty Motive revenue was $2.6 million, a decrease of 72% or $6.7 million, due primarily to lower shipments of MEAs to China;
    Revenue from the Portable Power/UAV market was $0.1 million, a decrease of 94% or $2.3 million, primarily due to the disposition of Power Manager assets in October 2018;
    Material Handling revenue was $3.2 million, an increase of 676% or $2.8 million, primarily as a result of higher fuel cell stack shipments to Plug Power; an
    Backup Power revenue was $0.4 million, an increase of 43% or $0.1 million, due primarily to an increase in hydrogen-based product and service revenues in Europe and Japan.
  The Technology Solutions platform generated revenue of $9.7 million in the quarter, an increase of 25% or $1.9 million, due primarily to amounts earned from the Weichai-Ballard joint venture technology transfer program which more than offset minor declines in other programs in the period.
  Gross margin was 14% in Q1, a decline of 19-points due primarily to a shift to a lower overall margin product mix, the lack of higher margin MEA shipments to China, lower high margin revenues as a result of the disposition of Power Manager assets, and increased costs to attain milestones on certain Technology Solutions contracts.
  Cash operating costs2 were $9.3 million in the quarter, a 13% decrease primarily attributable to lower product development costs, as resources were deployed to the Weichai program, combined with decreases in sales and marketing costs and the disposition of Power Manager assets and related cost base.
  Adjusted EBITDA2 was ($8.6) million, compared to ($3.8) million in Q1 2018, primarily as a result of lower gross margin due to the decline in overall revenues.
  Net loss was ($12.0) million in the quarter, a decline of 119% and adjusted net loss was ($10.0), a decline of 82%.
  Net loss per share2 was ($0.05), a decline of 68% and adjusted net loss per share2 was ($0.04), a decline of 40%.
  Cash used by operating activities was ($10.5) million, a decline of 45%, reflecting cash operating loss of ($5.7) million and use in working capital of ($4.8) million.
  Cash reserves were $165.0 million at March 31, 2019, an increase of 214% from the end of Q1 2018 and a decrease of 14% from the end of the prior quarter.
  During Q1 Ballard received $9.6 million in new orders and delivered orders valued at $16.0 million, thereby lowering the Order Backlog by $6.4 million from the prior quarter, ending Q1 at $188.4 million. The 12-month Order Book increased $7.0 million from the prior quarter, to $76.0 million at end-Q1.

Q1 2019 Operating Highlights

  Subsequent to the quarter, announced plans to establish a Marine Center of Excellence (CoE) at Ballard's subsidiary in Hobro, Denmark by end-2019. The Marine CoE will be dedicated to fuel cell marine applications, including the design and manufacture of heavy duty fuel cell modules to address zero-emission powertrain requirements.
  Announced participation of Ballard's Hobro, Denmark-based subsidiary in the H2PORTS project, aimed at facilitating a rapid transition at European ports from fossil fuels to low-carbon, zero-emission alternatives based on hydrogen and fuel cells. The Port of Valencia in Spain will execute pilot initiatives to bridge the gap between prototypes and pre-commercial products, including: (i) a fuel cell-powered Reach Stacker for loading, unloading and transporting containers; (ii) a fuel cell-powered Terminal Tractor for roll-on/roll-off shipping operations; and (iii) a Mobile Hydrogen Refueling Station to support this equipment.
  Signed an Equipment Supply Agreement with Norled A/S in Norway to provide two next-generation 200 kilowatt (kW) fuel cell modules that will be used to power a hybrid ferry planned to begin operating in 2021. Ballard's modules will be designed and manufactured at the Company's new Marine Center of Excellence.
  Subsequent to the quarter, launched the FCair® fuel cell product line, a complete power solution that supports Unmanned Aerial Vehicle manufacturers and operators in the delivery of fuel cell-powered UAV benefits, including: 3x the flight duration of batteries; 5x the reliability and a fraction of the noise of small internal combustion engines; and significantly reduced operational expenses.
  Ballard's subsidiary in Hobro, Denmark signed Framework Agreements for the provision of FCgen®-H2PM direct hydrogen backup power systems with Eniig and Fibia A/S, operators of fiber optic broadband networks in Denmark, and also received initial orders for 30 of its 5kW systems for Eniig and Fibia A/S, including installation, hydrogen storage and power management equipment, having a total value of approximately $1.2 million.
  Appointed two new members to Ballard's Board of Directors effective January 1, 2019. Mr. Jiang Kui (also known as Mr. Kevin Jiang) and Mr. Sun Shaojun (also known as Mr. Sherman Sun), are both executives at Weichai Power Co., Ltd. These appointments expand the board from seven members to nine members and are consistent with terms of the Company's strategic collaboration with Weichai Power, which closed on November 13, 2018.

Q1 2019 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31,
	2019	2018	% Change
REVENUE
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	2.6	9.3	-72%
Portable Power/UAV	0.1	2.4	-94%
Material Handling	3.2	0.4	676%
Backup Power	0.4	0.3	43%
Sub-Total	$6.3	$12.4	-49%
Technology Solutions	9.7	7.7	25%
Total Fuel Cell Products & Services Revenue	$16.0	$20.1	-20%
PROFITABILITY
Gross Margin $	$2.2	$6.6	-67%
Gross Margin %	14%	33%	-19-points
Operating Expenses	$10.7	$12.7	-15%
Cash Operating Costs[2]	$9.3	$10.7	-13%
Adjusted EBITDA[2]	($8.6)	($3.8)	-123%
Net Income (Loss)	($12.0)	($5.5)	-119%
Earnings Per Share	($0.05)	($0.03)	-68%
Adjusted Net Loss[2]	($10.0)	($5.5)	-82%
Adjusted Net Loss per share[2]	($0.04)	($0.03)	-40%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($5.7)	($2.8)	-104%
Working Capital Changes	($4.8)	($4.4)	-8%
Cash Used By Operating Activities	($10.5)	($7.2)	-45%
Cash Reserves	$165.0	$52.5	214%

For a more detailed discussion of Ballard Power Systems' first quarter 2019 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, May 2, 2019 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review its first quarter 2019 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, the impact of unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/01/c9334.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:15e 01-MAY-19